Mail Stop 4561

August 12, 2008

By U.S. Mail and Facsimile to: (202) 362-2902

Mr. David W. Curtis
President and Chief Executive Officer
Campello Bancorp, Inc.
1265 Belmont Street
Brockton, Massachusetts 02301

> **Re:** **Campello Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 17, 2008**
> **File No. 333-152391**

Dear Mr. Curtis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed July 17, 2008

General

1.   Please include in your next amendment all graphics, maps and related captions as they will appear in the prospectus.

2.   Advise the staff whether Campello, or Community Bank, has entered into any agreement, understanding, or has received any orders from its financial regulators, written or oral, concerning its operating condition, equity position, earnings or

loan losses or any other material financial or operating matter.

3.   Advise the staff regarding the material weakness in internal controls over financial reporting that you identified and the status of your remediation efforts.

Cover Page of Prospectus

4.   We note the disclosure regarding your expectation that the company's common stock will trade on the Nasdaq Capital Market. Please refer to the note to Item 202 of Regulation S-K and advise or revise.

Summary

Our Market Area, page 2

5.   We note your statements about historical and expected growth rates and median household income in your primary market area. Please revise to state your basis for these statistics and expectations.

How We Determined the Offering Range…, page 6

6.   Please revise to include, in tabular format, the names and locations of the peer group of companies against which the company was compared. Please also include a discussion of the methodology used by RP Financial in selecting the members of this peer group.

7.   We note the significant discount to the peer group on a price to book basis. Your disclosure attributes this significant discount to Campello's "generally higher level of equity." Please advise the staff how you determined that equity ratios supported the board's decision to accept the appraisal, given the fact that Campello currently has a significantly lower equity to asset ratio and the fact that on a pro forma basis Campello appears to be within the range of equity ratios at the midpoint of the range.

8.   We note that RP Financial made a number of downward adjustments in its valuation of the company as compared to its peer group. Please discuss the parameters and specific factors that led RP Financial to make such adjustments.

Purchases by Officers and Directors, page 12

9.   Please revise this section, and throughout the prospectus as applicable, to indicate that while you expect your officers and directors to subscribe for a certain number of shares in the offering, that none of such individuals are obligated to purchase any shares.

Risk Factors

General

10.   Several of your risk factors make statements that you "cannot assure" or "cannot guarantee" the reader that a given event might happen. Revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

11.   Please revise to include disclosure addressing the risks related to (i) the limits on how many shares an investor may purchase, (ii) the fact that the subscription rights are not transferable and that subscription orders are generally irrevocable, (iii) the fact that your officers and directors are not bound to purchase any shares in the offering and (iv) the tax consequences if the subscription rights are be deemed to have an ascertainable value, particularly given that counsel has provide a "more likely than not" opinion on this issue.

12.   Please add a risk factor that discusses your operational difficulties, including your low return on equity and return on assets and your decline in core deposits.

If Our Allowance for Loan Losses is Not Sufficient…, page 15

13.   Noting the disclosure of the company's ratio of allowance for loan losses to total loans and non-performing loans at April 30, 2008, please revise to disclose such ratios for the prior fiscal year and discuss the risks related thereto.

Because We Intend to Increase Our Commercial Real Estate…, page 16

14.   Noting that your commercial real estate loans comprise a substantial percentage of your non-performing loans, particularly in recent periods, please revise this risk factor to quantify and address the impact of your non-performing commercial real estate loans. Similarly, discuss any recent trends, either nationally or locally, regarding deterioration in the commercial lending segment.

We Will Need to Implement Additional Finance and Accounting Systems…, page 21

15.   Noting the disclosure on page 40 that Campello MHC had identified a material weakness in its internal control over financial reporting, please revise this risk factor and its heading to address the risks related to the material weakness and its remediation.

How We Intend to Use the Proceeds from the Offering, page 26

16.   Noting that the company may use the proceeds it retains from the offering to reduce debt, if any material part of the proceeds will be used to discharge indebtedness, please revise to disclose the interest rate and maturity of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.

Comparison of Valuation and Pro Forma Information With and Without the Charitable Foundation, page 36

17.   Please revise your Pro forma financial ratios, specifically the Return on Assets and the Return of Equity, to provide consistent presentation with the rest of the information presented in this table. More specifically, the Pro Forma Return on Assets and Return on Equity do not appear to compute given the pro forma financial information presented within the table.

Management's Discussion and Analysis…, page 37

18.   You indicate that you plan on expanding your origination and acquisition of commercial loans as you implement your strategy after the conversion. Please revise this section to discuss any known trends dealing with the health of this segment as of a more recent date.

19.   On page 42, you note that your core deposits have declined in fiscal year 2008 over fiscal year 2007, but that you plan to expand your core deposits in the future. Please revise this section to discuss management's strategy for growing its core deposits. To the extent that you have any current plans to acquire branch locations, or otherwise expand your service area to expand your deposit base, discuss those plans.

Liquidity and Capital Resources, page 49

20.   Please revise this section to disclose the amount of unused collateralized borrowing capacity you maintain with the Federal Home Loan Bank.

Summary Compensation Table, page 96

21.   Noting that each of the company's named executive officers received non-equity incentive plan compensation for the 2008 fiscal year, please revise the narrative discussion that follows the Summary Compensation Table to discuss the material terms of such awards. Refer to Item 402(o)(5) of Regulation S-K.

<u>Transactions With Certain Related Persons, page 101</u>

22.   Please revise this section to include the complete representations required by Instruction 4(c) to Item 404(a) of Regulation S-K. In particular, please clarify that the loans were on the same terms, including interest rates and collateral, as those available to other persons <u>not related to the lender</u>.

<u>Subscription Offering and Subscription Rights, page 110</u>

23.   Please revise your discussion of the priority with respect to the company's tax-qualified employee plans on page 111 to state, if accurate, that the subscription rights of such plans are subject to the availability of sufficient shares after filling all subscription orders of Eligible Account Holders and Supplemental Eligible Account Holders.

<u>Syndicated Community Offering, page 112</u>

24.   Please revise to clarify what is meant by "selected members of the general public" in the first sentence of the last paragraph on page 112.

<u>Financial Statements</u>

<u>Notes to Consolidated Financial Statements</u>

<u>(1) Basis of Presentation and Summary of Significant Accounting Policies</u>

<u>(d) Loans Held for Sale, page F-8</u>

25.   We note your disclosure that you hold long-term fixed mortgages as held-for-sale after the determination has been made subsequent to origination. We also note from the Statement of Cash Flows at F-6 that you recorded $17.7 million of proceeds from the sale of loans in investing activities. Please tell us if these loans were transferred into the held-for-sale classification prior to sale and carried at the lower of cost or fair value in accordance with paragraph 8(c) of SOP 01-06.

26.   We note your disclosure on page 59 that, in recent years, you sold a large portion of the fixed-rate conventional one-to four-family mortgage loans you originated that have terms of 15 years or more. Tell us the following concerning these loans:
- how you determined, at origination and the subsequent reporting dates, that you had the intent and ability to hold these loans for the foreseeable future or until maturity or payoff;
- the amount of fixed-rate one-to four-family mortgage loans with terms of 15 years or more in the held for investment portfolio and held-for-sale portfolio at April 30, 2008; and

- the amount of fixed-rate one-to four-family mortgage loans with terms of 15 years or more included in nonperforming assets at April 30, 2008.

Refer to paragraph 8(a) of SOP 01-6

Exhibit 5

27.   Please revise the opinion to indicate that counsel has based its opinion on Maryland corporate law, including statutory provisions and regulations and all applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these laws.

Exhibit 8

28.   Please revise to eliminate the assumptions that the Plan has been duly and validly authorized and has been approved and adopted by the board of directors of the company or explain why these facts are not known or readily ascertainable by counsel.

29.   We note that the opinion, when signed by counsel, will be given "as of the date hereof." Please confirm that the opinion will be given as of the date of effectiveness of the registration statement or revise to eliminate this limitation.

30.   Counsel may limit reliance on its opinion with regard to purpose, but not person. Please revise accordingly.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Chris Harley at (202) 551-3695 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

Mr. David W. Curtis
Campello Bancorp, Inc.
August 12, 2008
Page 8

cc: Robert B. Pomerenk, Esq.
           Kent M. Krudys, Esq.
           Luse Gorman Pomerenk & Schick, P.C.
           5335 Wisconsin Avenue, N.W., Suite 400
           Washington, D.C. 20015